UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BLUE RIDGE REAL ESTATE COMPANY

(Name of the Issuer)

BLUE RIDGE REAL ESTATE COMPANY

(Names of Persons Filing Statement)

 Common Shares, no par value

(Title of Class of Securities)

096005301

(CUSIP Number of Class of Securities

Bruce Beaty

President and Chief Executive Officer

P O Box 707

Route 940 and Moseywood Road

Blakeslee, Pennsylvania 18610

(570) 443-8433

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement

with a copy to:

Joanne R. Soslow

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

(215) 963-5000

This statement is filed in connection with (check the appropriate box):

☐	a.The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☒	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$76,120	$9.80

*

Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule 13e-3.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9.80

Form or Registration No.:	Schedule 13E-3

Filing Party:	Blue Ridge Real Estate Company

Date Filed:	November 25, 2013

This Amendment No. 2 (“Amendment No. 2”) amends the Tender Offer Statement on Schedule 13e-3 (together with the exhibits hereto, this “Schedule 13E-3”) filed by Blue Ridge Real Estate Company (“Blue Ridge” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 25, 2013, as amended by Amendment No. 1 filed by the Company with the SEC on December 26, 2013, which relates to a tender offer by to purchase all of the Company’s common shares, no par value, held by shareholders who hold 99 or fewer shares as of November 21, 2013 (the “Record Date”), at a price of $11.00 per share, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated November 25, 2013, as amended by the Amended Offer to Purchase, dated December 26, 2013, and as amended herein by the Amended Offer to Purchase, dated January 6, 2014 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”).

This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule 13E-3 as set forth herein.  This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13c-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule 13E-3, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 through 16. Summary Term Sheet; Subject Company Information; Identify and Background of Filing Person; Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Purposes, Alternatives, Reasons and Effects; Fairness of the Transaction; Reports, Opinions, Appraisals and Negotiations; Source and Amount of Funds or Other Consideration; Interest in Securities of the Subject Company; The Solicitation or Recommendation; Financial Statements, Persons/Assets, Retained, Employed, Compensated or Used; Additional Information and Exhibits, to the extent they incorporate by reference information contained in the Offer to Purchase, ia hereby amended as follows and the information contained in the Offer to Purchase, a copy of which is attached to this Amendment No.2 as Exhibit (a)(1)(A), is incorporated herein by reference in response to all of the items of this Amendment No. 2 as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the issuer is Blue Ridge Real Estate Company. The address of its executive offices is Route 940 and Moseywood Road, Blakeslee, Pennsylvania 18610. The telephone number of the executive offices of Blue Ridge is (570) 443-8433.

(b) Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c) Trading and Market Price. The Company’s common shares are traded on the OTC Markets under the symbol “BRRE.” The information set forth in Section 9 of the Offer to Purchase (“Price Range of Shares”) is incorporated herein by reference.

(d) Dividends. The information set forth under the heading “Section 8 – Price Range of Shares; Dividend Policy” in the Offer to Purchase is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth under the heading “Section 11 – Stock Ownership; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated by reference herein.

(f) Prior Stock Purchases. The information set forth under the heading “Section 11 – Stock Ownership; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated by reference herein.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet;

•	Introduction;

•	The Tender Offer;

•	Section 1 (“Purpose of the Offer”);

•	Section 2 (“Special Factors”);

•	Section 3 (“Number of Shares; Odd Lots”);

•	Section 4 (“Procedures for Tendering Shares”);

•	Section 5 (“Withdrawal Rights”);

•	Section 6 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 7 (“Conditions of the Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Stock Ownership; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Offer; Termination; Amendment”).

(c) Different Terms. The information set forth under the headings “Summary Term Sheet,” “Section 3 – Number of Shares; Odd Lot,” “Section 4 – Procedures for Tendering Shares,” “Section 5 – Withdrawal Rights,” “Section 6 – Purchase of Shares and Payment of Purchase Price,” “Section 7 – Conditions of the Offer,” “Section 14 – United States Federal Income Tax Consequences” and “Section 15 – Extension of the Offer; Termination; Amendment” in the Offer to Purchase is incorporated herein by reference.

(d) Appraisal Rights. As stated under the heading “Section 2 – Special Factors” in the Offer to Purchase, which information is incorporated herein by reference, the holders of Blue Ridge’s shares are not entitled to appraisal rights.

(e) Provisions of Unaffiliated Security Holders. As set forth in the Offer to Purchase under the heading “Section 2 – Special Factors,” which statement is incorporated herein by reference, no provisions have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Company.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b); (c) Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, the use of securities acquired in the transaction and plans, are incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Purpose of the Offer”);

•	Section 2 (“Special Factors”); and

•	Section 3 (“Number of Shares; Odd Lots”).

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth under the headings “Summary Term Sheet” and “Section 1 – Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Alternatives. The information set forth under the headings “Summary Term Sheet” and “Section 2 – Special Factors” in the Offer to Purchase is incorporated herein by reference.

(c) Reasons. The information set forth under the headings “Summary Term Sheet,” “Section 1 – Purpose of the Offer” and “Section 2 – Special Factors” in the Offer to Purchase is incorporated herein by reference.

(d) Effects. The information set forth under the headings “Summary Term Sheet,” “Section 1 – Purpose of the Offer” and “Section 2 – Special Factors” in the Offer to Purchase is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a) Fairness. The information set forth under the heading “Section 2 – Special Factors – BDO Fairness Opinion” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth under the heading “Section 2 – Special Factors – BDO Fairness Opinion” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth under the heading “Section 2 – Special Factors – BDO Fairness Opinion” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth under the heading “Section 2 – Special Factors – BDO Fairness Opinion” is incorporated herein by reference.

(e) Approval of Directors. The information set forth under the heading “Section 2 – Special Factors – BDO Fairness Opinion” is incorporated herein by reference.

(f) Other Offers. None.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. The information set forth under the heading “Section 2 – Special Factors – BDO Fairness Opinion” in the Offer to Purchase is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth under the heading “Section 2 – Special Factors – BDO Fairness Opinion” in the Offer to Purchase is incorporated herein by reference.

(c) Availability of Documents. The information set forth under the heading “Section 2 – Special Factors – BDO Fairness Opinion” in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth under the headings “Summary Term Sheet” and “Section 2 – Special Factors – BDO Fairness Opinion” in the Offer to Purchase is incorporated herein by reference.

(e) Recommendation of Others. The information set forth under the headings “Summary Term Sheet” and “Section 2 – Special Factors – BDO Fairness Opinion” in the Offer to Purchase is incorporated herein by reference.

ITEM 16.	EXHIBITS

(a); (b); (c); (d); (e); (f); (g); (h) Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the Exhibits filed herewith.  See Exhibit Index immediately following the signature page.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Blue Ridge Real Estate Company

Dated: January 6, 2014	By:	/s/ Bruce Beaty
Name: Bruce Beaty
Title: Chief Executive Officer and President

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)***	Amended Offer to Purchase dated January 6, 2014.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)*	Press Release announcing commencement of the Tender Offer dated November 25, 2013.

(b)	Not applicable.

(c)(1)**	BDO Fairness Opinion

(c)(2)**	BDO Presentation to the Board of Directors

(d)(1)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*Incorporated by reference to the relevant exhibit to the Tender Offer Statement on Schedule 13E-3 filed by Blue Ridge Real Estate Company with the Securities and Exchange Commission on November 25, 2013.

**Incorporated by reference to the relevant exhibit Amendment No. 1 to the Tender Offer Statement on Schedule 13E-3 filed by Blue Ridge Real Estate Company with the Securities and Exchange Commission on December 26, 2013.

*** Filed herewith.